FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Corporate Governance Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 1, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Corporate Governance Report
November 1, 2021
Takeda Pharmaceutical Company Limited
https://www.takeda.com

I.Basic Views on Corporate Governance and Basic Information on Capital Structure, Corporate Profile and Other Matters
1.Basic Views
The Company’s purpose is to provide “Better Health for People, Brighter Future for the World.” In line with this mission, the Company is pursuing a management framework appropriate for an R&D-driven biopharmaceutical company that operates on a global scale. We are strengthening internal controls, including thorough compliance and risk management, and establishing a structure that will allow agile decision-making that is also sound and transparent. Through these efforts, we will further improve our corporate governance, thereby maximizing corporate value.

[Reasons for Non-compliance with the Principles of the Corporate Governance Code] Update
The Company is in compliance with all of the principles of the Corporate Governance Code (effective as of June 11, 2021).

[Disclosure Based on the Principles of the Corporate Governance Code] Update
This report covers every principle that should be disclosed under the Corporate Governance Code, and addresses each principle according to its item number.

(1)Company objectives, business strategies, and business plans
a.Company objectives and business strategies…Principle 3.1 (i)
The Company’s Corporate Philosophy consisting of ‘purpose, values, vision and imperatives’ can be found on the "Corporate Philosophy" section of the Company’s website. For details on the Company’s business strategies, please look at the quarterly results and the presentation materials on the “Investor Relations” section.
Corporate Philosophy:
https://www.takeda.com/who-we-are/corporate-philosophy/
Investor Relations:
https://www.takeda.com/investors/

b.Business plans …Principle 3.1 (i)
Please refer to the quarterly results and the presentation materials on the ''Investor Relations'' page of the Company’s website (link above) for the latest information on the fiscal year 2021 Management Guidance (underlying revenue growth, underlying Core Operating Profit growth and margin, and Underlying Core EPS growth).

c.Basic views and guidelines on corporate governance… Principle 3.1 (ii)
Please refer to “Basic Views” in Part I section 1 of this report.

(2)Securing the Rights and Equal Treatment of Shareholders
d.General shareholders meeting
•The Company sends a notice of convocation of its Ordinary General Meeting of Shareholders three weeks prior to the day of the meeting and discloses it on its website so that the shareholders will have sufficient time to review the agenda of the meeting.
•The Company translates the full text of the notice of convocation into English and discloses it on its website. The Company utilizes an electronic platform for voting so that institutional and foreign investors can execute their voting rights easily.

e.Cross-Shareholdings…Principle 1.4
•The Company only holds a minimum number of shares of other companies with which it has business relationships. In relation to such shareholdings, the Company determines and assesses whether or not each shareholding contributes to the corporate value of the Company Group by considering the Company’s mid-to-long term business strategy, and comparing the benefits of such ownership (dividends, business transactions, expected returns from strategic alliance, etc.) with the Company's cost of capital. As a result of the review, the Company divests shares from shareholdings that are deemed to be of little significance after taking the financial strategy and market environment into consideration.
•The Company makes a decision on the exercise of its voting rights regarding its cross-shareholdings after comprehensively reviewing whether a relevant proposal makes a positive contribution to shareholder value as well as the value of the issuing companies. The Company will object to any proposals that are deemed detrimental to shareholder value or the corporate governance of the issuing companies.

f.Related Party Transactions…Principle 1.7
•The Company investigates the existence of related party transactions, such as transactions involving Directors and their close relatives, through various methods including seeking direct confirmation from Directors.
•The Company has procedures that comply with the provisions of the Companies Act on competitive and conflict-of-interest transactions by a Director. In addition, transactions involving the Director’s close family members and the Takeda Executive Team member (which consists of the President & CEO and the function heads of the Takeda Group who report directly to the President & CEO; the “TET”) and their close family members require the approval of the Board of Directors.
•Transactions such as investments in, and loans and guaranties provided to, subsidiaries/affiliated companies require the approval of the Business Review Committee or other decision-making bodies depending on the amount of the investment, loan, or guarantee.
•In addition to the above, the Company will investigate any unusual transaction between the Company and its affiliated companies and consider the accounting treatment and disclosure of such transaction in advance, confirm whether the value of the transaction is significant, and, where the amounts are significant, monitor the content and conditions of such transaction on a quarterly basis.

•As stipulated in the Financial Instruments and Exchange Act, the Company considers any shareholder who holds 10% or more of the voting rights of all shareholders (excluding those specified by the Cabinet Office Ordinance) as a “major shareholder.” Although the Company has no "major shareholders" at present, the Company will apply the above procedures to any “major shareholders” in the future.

(3)Appropriate Cooperation with Stakeholders other than Shareholders
•The Company takes into account the interests of various stakeholders including patients, healthcare professionals, employees, clients such as suppliers and vendors, creditors, local communities, and shareholders in order to improve long-term corporate value.

g.Ensuring diversity in the promotion of core human resources… Supplementary Principle 2.4.1
•The Company recognizes that the embedding of DE&I (Diversity, Equity & Inclusion) is one of the important growth strategies for a global R&D-driven biopharmaceutical company based on its values ‘putting patients at the center of everything’ which is defined in its corporate philosophy. The Company is also committed to inclusion of individual employee differences, exploring their potential, and fostering them. The same principles apply to our managers. In Japan, the ratio of female managers, non-Japanese managers, and mid-career managers is 16%, 3%, and 38%, respectively (as of July 1, 2021). We continue to strive for increasing diversity at managerial level in Japan. The company disclose other DE&I information on the following company website (Japanese site only).
https://www.takeda.com/ja-jp/recruitment/dei/
•Approximately 90% of Takeda group’s global workforce is based in countries and regions outside of Japan. In addition, the ratio of female managers in Takeda group is approximately 40%. For further information regarding DE&I, policies related to talent development, and the internal work environment to support our progress on DE&I, please refer to “Other" in Part III section 3 of this report and the Annual Integrated Report 2021 (page 42-54).
Annual Integrated Report 2021:
https://irp.cdn-website.com/a248f5d4/files/uploaded/takeda-2021-annual-integrated-report.pdf

(4)Ensuring Appropriate Information Disclosure and Transparency
•The Company makes timely and appropriate disclosures in a fair, detailed, and understandable manner to keep all shareholders informed in accordance with applicable laws, including the Companies Act, the Financial Instruments and Exchange Act and the U.S. Exchange Act, as well as the Financial Instruments Exchange rules in Japan and rules and regulations of the U.S. Securities and Exchange Commission ("SEC").
•The Company promptly discloses financial and non-financial information, including Environment, Social and Governance (ESG)-related information, beneficial to its stakeholders such as shareholders, in addition to information required to be disclosed by laws and regulations.

h.Initiatives on Sustainability… Supplementary Principle 3.1.3
•The Company defines purpose-led sustainability as focusing our core assets and capabilities as a biopharmaceutical company to solve key societal challenges in a way that respects different stakeholders’ needs and expectations to ensure the long-term performance of the Company.
•The Company recognizes that climate change may have far reaching implications for our business operations, supply chain, patients and society overall. To further our understanding and management of climate risks and opportunities that could impact our business, the Company conducted a climate scenario analysis in fiscal year 2020 of its direct business operations. This initial climate scenario analysis provided important insights into the identification, likelihood and magnitude of potential climate risks and opportunities that will be used to further inform our Company’s strategic business and financial planning. Based on this analysis, the Company plans to issue a report based on the Recommendations of the Task Force on Climate-related Financial Disclosures in fiscal year 2021.
•With regard to investment in human capital, the Company places priority on the adoption and development of top talent, and the creation of a corporate culture that fosters lifelong learning and a growth mindset, enabling employees to take on challenges without fear of failure in any way, as set forth in its Corporate Philosophy ‘People’ of ‘Imperatives and Priorities’.
•The Company proactively discloses its approach to sustainability and climate changes, investment in human capital in its Sustainability Report 2020, Annual Integrated Report 2021 and its ESG Appendix.
•Sustainability Report 2020: https://www.takeda.com/48f1a6/siteassets/system/corporate-responsibility/sustainable-value-report/takeda2020sustainabilityreport_en.pdf
•Annual Integrated Report 2021: https://irp.cdn-website.com/a248f5d4/files/uploaded/takeda-2021-annual-integrated-report.pdf
•2021 ESG appendix: https://irp.cdn-website.com/a248f5d4/files/uploaded/takeda_2021_esg_appendix.pdf
•Corporate Philosophy: https://www.takeda.com/who-we-are/corporate-philosophy/
•As for the investment in intellectual property, please refer to the Security Report and ‘Investor Relations’ section of the Company’s website that disclose the details such as the current status of its pipeline, establishment of a research platform for the future, strengthening of collaboration in research and development, major partners and the description of collaboration, and more.
•The Annual Securities Report for the 144th fiscal year:
https://www.takeda.com/49ea20/siteassets/system/investors/report/consolidated-financial-statements/asr_2021.pdf
•Investor Relations: https://www.takeda.com/investors/

(5)Responsibilities of the Board of Directors
i.Roles of the Board of Directors… Supplementary Principle 4.1.1
•The Board of Directors focuses on discussing and resolving strategy or particularly important matters such as the establishment of and amendments to the Company Group’s corporate philosophy, as well as important management policies and plans such as mid- to long-term strategies and corporate plans. In addition, the Board of Directors delegates the responsibilities for decision-making with respect to some of the important business decisions to management under the Company's Articles of Incorporation. The Board of Directors Charters specify the matters for resolution by the Board of Directors. In addition to the deliberation and resolution of matters, the Board of Directors is responsible for the supervision of the business executed by the Directors. The Company has disclosed Board of Directors Charter on the company website ‘Corporate governance’
Corporate Governance: https://www.takeda.com/who-we-are/corporate-governance/
•As to the aforementioned matters delegated to management, in particular, they are delegated to the Business Review Committee (which is responsible for corporate and business development matters), the Portfolio Review Committee (which is responsible for R&D and product-related matters), and the Risk, Ethics and Compliance Committee (which is responsible for risk management, business ethics and compliance matters). The Board of Directors supervises the management's execution of these matters through the reports of the aforementioned committees.
•Matters not requiring the approval of the aforementioned committees are delegated to the TET based on the Takeda Group’s Management Policy (T-MAP). The Company aims for agile and efficient decision-making across the group.

j.Composition of the Board…Supplementary Principle 4.11.1
•In order to strengthen supervisory functions and further deliver objectivity and transparency through the deliberations, Independent External Directors comprise a majority of the Board of Directors of the Company. The Company has 16 Directors (including four Directors who are Audit and Supervisory Committee Members), of which 12 are Independent External Directors (including four Independent External Directors who are Audit and Supervisory Committee Members) at the time of writing. The Board of Directors is chaired by an Independent External Director.
•The Company makes appropriate Director appointments, and constitutes the Board of Directors based on the following principles:
•Appoint individuals from inside and outside the Company, irrespective of nationality, gender, career or age, who can contribute to the balance of knowledge, experience, and capacity needed for the governance of the Company's global operations, by identifying the skills required for the Company’s business strategy. Please refer to the company website ‘Corporate governance’ : https://www.takeda.com/who-we-are/corporate-governance/
•The Board of Directors shall be of a size that allows effective and agile decision-making and appropriate supervision of management. The Company's Articles of Incorporation limit the maximum number of Directors who are not Audit and Supervisory Committee Members to 12 and Directors who are Audit and Supervisory Committee Members to four.

k.Policies and procedures nomination of candidates for Directors… Principle 3.1 (iv), (v)
•The Company nominates candidates for Directors considering, among other things, whether the candidate has appropriate experience and expertise to either complement or supplement the current capabilities in the Board of Directors, has the gravitas and reputation required for directorship of a large pharmaceutical company or high-level performance required of business managers, and has deep understanding of the Company’s corporate philosophy.
•The Board of Directors selects the candidates who will become members of the Board of Directors. The Nomination Committee (advisory committee to the Board of Directors), chaired by an External Director, with all members being External Directors, ensures the appropriateness of the candidate. Candidates for External Directors are elected based on the “Internal criteria for independence of External Directors” (Refer to “Independent Directors” in Part II section 1 of this report). Candidates for Directors who are Audit and Supervisory Committee Members are nominated by the Board of Directors, after obtaining the agreement of the Audit and Supervisory Committee.
•When giving consent to the selection of candidates for Directors who are Audit and Supervisory Committee Members and participating in the policy for the selection of candidates for Audit and Supervisory Committee Members, the Audit and Supervisory Committee carefully examines their eligibility as an Audit and Supervisory Committee Member, taking into consideration such factors as whether the candidates will be able to complete their term of office, will be independent from the managing directors, will be able to maintain a fair and impartial attitude, and will be able to make appropriate management evaluations based on their financial literacy, and others. When selecting candidates for External Directors who are Audit and Supervisory Committee Members, the Audit and Supervisory Committee considers their independence, taking into consideration their relationship with the Company, other directors and major employees etc. and the existence of any difficulties in performing their duties as Directors who are Audit and Supervisory Committee Members.
•Regarding the reappointment of Directors, the Company has internal rules that define the criteria for the non-reappointment of current Directors and if the criteria are met, the Board of Directors will determine that such Directors will not be reappointed as Directors after consultation with, and the recommendation of, the Nomination Committee. In addition, the Company will consider the dismissal of a Director if such Director has engaged in misconduct or if there is any reason that would make it difficult for such Director to perform his or her duties fully.
•The profiles and reasoning for the individual appointments of the nominated Director candidates are disclosed in the "Notice of Convocation of Ordinary General Meeting of Shareholders" and the Securities Report.

l.Remuneration of the Directors, etc. … Principle 3.1 (iii)
•Please refer to “Policies determining the amount of remuneration or the method for calculating remuneration” in Part II section 1 of this report.

m.Independent External Directors… Principle 4.9, Supplementary Principle 4.11.2
•The Company has established its “Internal criteria for independence of External Directors” to ensure such Directors are of a character that we believe is truly important for realizing the common interests of the shareholders.
•Please refer to "Internal Criteria for Independence of External Directors of the Company" under the title of “Independent Directors” in Part II section 1 of this report.
•The concurrent director positions of External Directors at other organizations are stated in the “Notice of Convocation of Ordinary General Meeting of Shareholders” and the Securities Report. In addition, the Company believes the concurrent holding of these positions does not prevent External Directors from allocating sufficient time and attention in their performance of the roles and duties of their offices.

n.Nomination Committee and Compensation Committee
•The Company has established the Nomination Committee and the Compensation Committee as an advisory committee to the Board of Directors. By consisting both Committees entirely of External Directors, the Company enhances their independence and objectivity. For more details, please refer to “Committee’s Name, Composition, and Attributes of the Chairperson” of Part II section 1 “[Directors]” of this report. The Company has disclosed Nomination and Compensation Committee Charters on the company website ‘Corporate governance’.
Corporate Governance: https://www.takeda.com/who-we-are/corporate-governance/

o.Director Training… Supplementary Principle 4.14.2
•The Company provides necessary information about the Company (Takeda-ism, governance, business strategies, etc.), industry trends and legal responsibilities (duty of care, duty of loyalty, etc.) to the Directors when they take office. Also, the Company continues to provide useful information and learning opportunities, etc. even after the Directors take office.
•With respect to External Directors, in addition to the above, the Company provides information about the Company and the pharmaceutical industry when they take office, and, even after that, the Company continually provides such information to them and also provides them with study sessions and site visits, as appropriate.
•The Company bears the expenses for all the foregoing training.

p.Analysis and Evaluation of Board Effectiveness… Supplementary Principle 4.11.3
•An evaluation of the performance and effectiveness of the Board of Directors is conducted once a year, in principle, by third party organizations in such a way that the individual opinions of the Directors are efficiently obtained. Each Director individually completes a questionnaire and/or is individually interviewed. Based on the results of the evaluation, the Board of Directors analyzes and evaluates their effectiveness and acts on any opportunities for improvement.
•In the fiscal year 2020, an evaluation of the performance and effectiveness of the Board of Directors was conducted by third party organizations through a questionnaire and the subsequent individual interviews of all the Directors. The questionnaire focused on the evaluation of subject items such as “Strategic Alignment & Engagement,” “Composition & Structure,” “Processes & Practices,” “Management Oversight,” “Board Culture and Dynamics,” as well as “Oversight by Audit and Supervisory Committee, Nomination Committee and Compensation Committee,” through which the Directors made self-evaluations about the effectiveness.
Following that, and after incorporating the analysis and recommendations made by the third party organizations, the review was explained by such third party organizations and discussed by all of the Directors. During the discussion, it was concluded that the Board of Directors was working effectively, confirming that (i) there was no important matter which was newly pointed out, and (ii) there exist effective leadership and good board dynamics.
In addition, the Board of Directors confirmed the necessary improvements, which focus on the important matters that were pointed out in fiscal year 2019 and remained as priorities in fiscal year 2020, such as “content of Board discussions and practice of Board meeting“, and formed a consensus on the necessity to continuously conduct further discussions on “robust strategic discussion” etc. though they confirmed the improvements thereon to some extent.

(6)Dialogue with Shareholders… Principle 5.1
•The Company is structured to continue a "purposeful dialogue" with its shareholders on topics including corporate governance, measures addressing environmental and social issues, corporate and financial strategy, research and development, capital policy, business performance, and business risk, each from a short-term and mid-to-long-term perspective. This dialogue is conducted with transparency, based on valid information, and in adherence to the Fair Disclosure Rules, to enable the Company to build strong relationships of trust with its shareholders, who share with the Company the common interest of realizing "sustainable growth of corporate value."
•The Chief Financial Officer (“CFO”) is responsible for the overall engagement with the shareholders, and the Global Head of Investor Relations (IR) in the Global Finance department is accountable for the operational IR activities. When planning and conducting meetings with shareholders, the Head of IR determines the meeting style and participants from management (which may include the President & CEO, the CFO, or other senior management members), taking into consideration the objectives and impact of the meeting, and the characteristics of each shareholder.
•The IR team promotes dialogue with the shareholders by collecting necessary information from various internal divisions such as finance, R&D, and commercial, and endeavors to find ways to deliver concise and effective communication to shareholders through close collaboration with these divisions.
•The Company continues to enhance the activities aiming to deepen the shareholders' understanding on topics including the Company's management policy, ESG matters, managerial and financial strategies, research and development, capital policy, financial performance, and risks. With respect to engagement with institutional investors and security analysts, in addition to one-on-one meetings, the Company holds quarterly earnings conferences and hosts multiple IR events that focus on topics of high shareholder interest. Information about these events is disclosed to individual investors through postings on the IR section of the corporate website, and the Company also holds company presentation meetings specifically for individual investors. A presentation video and a message from the President & CEO are also posted on the website to report on the Company’s management policy and financial performance.
•The senior management understand shareholders' interests and concerns, which are raised during the dialogue with the Company, and utilize them for business analysis, for business strategy planning, and for considering the optimal way of disclosing information.
•Based on feedback received from our shareholders, the Company started disclosing individual product revenues and cash flow forecasts from fiscal year 2019. The Company also started disclosing performance against KPIs and the individual compensation of Directors from fiscal year 2020.

•When communicating with shareholders, the Company appropriately manages insider information in compliance with internal rules and applicable regulatory requirements, and fairly and timely discloses that information. In advance of earnings announcements, the Company implements a "silent period," during which no communication with shareholders regarding earnings information is permitted.

(7)Company's measures with respect to the Corporate Pension Funds as the Managing Organization... Principle 2.6
•The Takeda Pharmaceutical Pension Association is administered by the designated or selected expert staff mainly from the areas of HR and Finance, who are knowledgeable about corporate pension and pension fund management. Insights and consulting services from external professionals are taken into consideration in the pension fund management policy, as securing long-term pension payment for employees is critically important. In addition, the pension fund investment is practically managed by external consigned institutions so that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, since the Company should not be involved in directing pension fund investments or exercising voting rights. The Company is mindful of the potential impact to financial conditions, as well as of maximizing the benefits to the participants and beneficiaries of the Company’s corporate pension program, periodically monitoring the pension fund condition in the asset management committee, or flexibly changing the portfolio strategy.
•In operating the Corporate Pension Funds, the Company carefully considers the importance that the pension fund management plays in potentially impacting employees’ stable asset formation and the Company’s financial conditions. The Company continues to strengthen its systems to fulfil its responsibilities as the asset owner.
2.Capital Structure
Foreign Shareholding Ratio: More than 30% (as of end of September 2021)

[Status of Major Shareholders] Update

Name	Number of Shares Owned	Percentage (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	236,968,300	14.98
Custody Bank of Japan, Ltd. (Trust account)	83,754,900	5.29
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	73,028,313	4.62
Nippon Life Insurance Company	33,913,985	2.14
State Street Bank West Client-Treaty 505234	27,513,002	1.74
SMBC Nikko Securities Inc.	25,655,700	1.62
THE BANK OF NEW YORK MELLON 140042	19,716,001	1.25
JP Morgan Chase Bank 385781	19,375,009	1.22
Takeda Science Foundation	17,911,856	1.13
SSBTC CLIENT OMNIBUS ACCOUNT	17,114,997	1.08
Controlling Shareholder (except for Parent Company): None
Parent Company: N/A

3.Corporate Attributes

Listed Stock Market and Market Section	Tokyo 1st Section, Nagoya 1st Section, Sapporo Existing Market, Fukuoka Existing Market
Fiscal Year-End	End of March
Type of Business	Pharmaceuticals
Number of Employees (consolidated) as of the End of the Previous Fiscal Year	More than 1,000 persons
Sales (consolidated) as of the End of the Previous Fiscal Year	More than 1 trillion Yen
Number of Consolidated Subsidiaries as of the End of the Previous Fiscal Year	More than 100 and less than 300

4.Policy on Measures to Protect Minority Shareholders when Conducting Transactions with Controlling Shareholders
―

5.Other Special Circumstances which may have a Material Impact on Corporate Governance
―

II.Business Management Organization and Other Corporate Governance Systems regarding Decision-making, Execution of Business, and Oversight in Management
1. Organizational Composition and Operation
Organization Form: Company with Audit and Supervisory Committee

[Directors]

Maximum Number of Directors Stipulated in the Articles of Incorporation	16 persons
Term of Office Stipulated in the Articles of Incorporation (Directors who are members of the Audit and Supervisory Committee)	2 years
Term of Office Stipulated in the Articles of Incorporation (Directors who are NOT members of the Audit and Supervisory Committee)	1 year
Chair of the Board Meeting	Independent External Director
Number of Directors	16 persons
Election of External Directors	Elected
Number of External Directors	12 persons
Number of Independent Directors	12 persons

External Directors’ Relationship with the Company (1)

Name	Attribute	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i	j	k
Masahiro Sakane	Coming from another company
Olivier Bohuon	Coming from another company
Jean-Luc Butel	Coming from another company
Ian Clark	Coming from another company
Yoshiaki Fujimori	Coming from another company
Steven Gillis	Coming from another company
Shiro Kuniya	Attorney-at-law								X
Toshiyuki Shiga	Coming from another company
Koji Hatsukawa	Certified public accountant
Emiko Higashi	Coming from another company
Masami Iijima	Coming from another company
Michel Orsinger	Coming from another company
*1 Categories for “Relationship with the Company”:
a. Executive of the Company or its subsidiaries
b. Non-executive Director or executive of a parent company of the Company
c. Executive of a fellow subsidiary company of the Company
d. A party whose major client or supplier is the Company or an executive thereof
e. Major client or supplier of a listed company or an executive thereof
f. Consultant, accountant or legal professional who receives a large amount of monetary consideration or other property from the Company besides compensation as a Director/Auditor
g. Major shareholder of the Company (or an executive of the said major shareholder if the shareholder is a legal entity)
h. Executive of a client or supplier company of the Company (which does not correspond to any of d, e, or f) (the Director himself/herself only)
i. Executive of a company, for which the Company External Directors/Corporate Auditors are mutually appointed (the Director himself/herself only)
j. Executive of a company or organization that receives a donation from the Company (the Director himself/herself only)
k. Others

External Directors’ Relationship with the Company (2) Update

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Masahiro Sakane		N/A
The Company appointed Mr. Masahiro Sakane as an External Director in June 2014 based on its judgment that his deep insight and extensive experience as company top management would provide valuable contribution to the Company’s fair and appropriate decisions and sound company management. Since then, he proactively expresses his opinions at the Board of Directors meetings and with his above deep insight and extensive experience. He thereby facilitates the Board of Directors meetings and demonstrates leadership as chairperson since June 2017, and also led the discussion at the meetings by External Directors.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. Furthermore, as a chairperson of the Nomination Committee, he also contributes to maintain objectivity and transparency in the Director candidate selection process.
His ownership of the Company’s shares is immaterial (as of June 2021), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Olivier Bohuon		N/A
Having served as an External Director of Shire, Mr. Olivier Bohuon has sufficient expertise in Shire's portfolio and its related therapeutic areas. He also held various key positions in global healthcare companies in Europe and the U.S. and has deep insight in the management of global healthcare businesses based on such extensive experiences. Especially, he has remarkable expertise in the area of marketing in the overall healthcare business.
The Company appointed Mr. Olivier Bohuon to be an External Director in January 2019 based on its judgment that his above expertise and experience would result in valuable contributions to the Company’s fair and appropriate decisions and sound company management.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. He also actively participates in the discussions at the Compensation Committee with his above extensive experience and expertise. He thereby contributes to maintain objectivity and transparency in the Company's compensation plan for Directors.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Jean-Luc Butel	N/A
The Company appointed Mr. Jean-Luc Butel as an External Director who is an Audit and Supervisory Committee Member in June 2016 based on its judgment that his extensive experience as top management of major western healthcare companies would result in valuable contributions to the Company’s fair and appropriate decisions and sound company management. In addition, he has been appointed as an External Director who is not an Audit and Supervisory Committee Member since June 2019. He proactively expresses his opinions at the Board of Directors meetings with his above deep insight and extensive experience.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. Furthermore, as a member of the Nomination Committee, he has also contributed to maintain objectivity and transparency in the Director candidate selection process.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Ian Clark	N/A
Having served as an External Director of Shire, Mr. Ian Clark has sufficient expertise in Shire's portfolio and related therapeutic areas. He also held various key positions in healthcare companies in Europe and the U.S. and has deep insight in the management of global healthcare businesses based on such extensive experience. Especially, he has remarkable expertise in marketing in the oncology area and operations of the science and technology division of a healthcare company.
The Company appointed Mr. Ian Clark to be an External Director in January 2019 based on its judgment that his above expertise and experience would result in valuable contributions to the Company’s fair and appropriate decisions and sound company management.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. He also actively participates in the discussions at the Compensation Committee based on his above experience and expertise and thereby contributes to maintain objectivity and transparency in the Company's compensation plan for Directors.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Yoshiaki Fujimori	N/A
The Company appointed Mr. Yoshiaki Fujimori as an External Director in June 2016 based on its judgment that his extensive experience and knowledge as company top management of various global operating companies would result in valuable contributions to the Company’s fair and appropriate decisions and sound company management. Since then, he proactively expresses his opinions at the Board of Directors meetings with his above extensive experience and knowledge.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. He also actively participates in the discussions at the Compensation Committee and thereby contributes to maintain objectivity and transparency in the Company's compensation plan for Directors.
His ownership of the Company’s shares is immaterial (as of June 2021), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Steven Gillis	N/A
Having been served as an External Director of Shire, Mr. Steven Gillis has sufficient expertise in Shire's portfolio and related therapeutic areas. He also held various key positions in healthcare companies in Europe and the U.S. and has deep insight in the management of global healthcare businesses based on such extensive experience. Especially, he has remarkable expertise, with a Ph.D. in Biological Sciences, in the healthcare businesses area for immunological therapy.
The Company appointed Mr. Steven Gills to be an External Director in January 2019 based on its judgment that his above extensive experience and expertise would result in valuable contributions to our fair and appropriate decisions and sound company management.
He attended seven of the eight meetings of the Board of Directors in the fiscal year 2020. Furthermore, as a member of the Nomination Committee, he also contributed to maintain objectivity and transparency in the Director candidate selection process.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Shiro Kuniya	The Company receives legal advices as needed from other lawyers of Oh-Ebashi LPC & Partners, the law firm Shiro Kuniya belongs to, but the proportion of the annual transactions volume to the sales of the Company and of Oh-Ebashi LPC & Partners is less than 1% in both cases. In addition, there is no advisory contract between the Company and Oh-Ebashi LPC & Partners.
Mr. Shiro Kuniya has served as an External Corporate Auditor since June 2013. The Company appointed Mr. Shiro Kuniya as an External Director who is an Audit and Supervisory Committee Member (head of Audit and Supervisory Committee) in June 2016 based on its judgment that his strong leadership, extensive experience and expertise in corporate and international legal practice as a lawyer would provide valuable contributions to the Company’s fair and appropriate decisions and sound company management. He has also been appointed as an External Director who is not an Audit and Supervisory Committee Member since June 2019 and has proactively expressed his opinions at the Board of Directors meetings with his above wide-ranging experience and expertise.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020.
His ownership of the Company’s shares is immaterial (as of June 2021), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Toshiyuki Shiga	N/A
The Company appointed Mr. Toshiyuki Shiga as an External Director in June 2016 based on its judgment that his extensive experience and knowledge as company top management as well as his expertise in Japan’s general industries would provide valuable contributions to the Company’s fair and appropriate decisions and sound company management. Since then, he proactively expresses his opinions at the Board of Directors meetings with his above extensive experience and knowledge.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. As a member of the Nomination Committee, he also contributes to maintain objectivity and transparency in the Director candidate selection process.
His ownership of the Company’s shares is immaterial (as of June 2021), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Koji Hatsukawa	N/A
Mr. Koji Hatsukawa has wide-ranging experience and expertise in the corporate finance and accounting practice as a certified public accountant.
The Company appointed Mr. Koji Hatsukawa as an External Director who is an Audit and Supervisory Committee Member in June 2016 based on its judgment that his above extensive experience and expertise as a certified public accountant would provide valuable contributions to the Company’s fair and appropriate decisions and sound company management. He then became the head of the Audit and Supervisory Committee in June 2019 and has contributed to realize the mission of the Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, to create mid-and long-term corporate value, and to establish a good corporate governance system that accommodates society’s trust. He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020.
His ownership of the Company’s shares is immaterial (as of June 2021), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Emiko Higashi	N/A
The Company appointed Ms. Emiko Higashi as an External Director who is not an Audit and Supervisory Committee Member in June 2016 based on its judgment that her experience and wide expertise on healthcare, technology and financial industries as a top executive of various global operating companies would provide valuable contributions to the Company’s fair and appropriate decisions and sound company management. Since then, she proactively expresses her opinions at the Board of Directors meetings with her above extensive experience and expertise.
She attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. As a chairperson of the Compensation Committee, she also actively led discussions at the Committee by expressing opinions based on her above experience and expertise and thereby contributed to maintain objectivity and transparency in the Company's compensation plan for Directors.
Furthermore, she has served as an External Director who is an Audit and Supervisory Committee Member since June 2019 and has contributed to realize the above mission of the Audit and Supervisory Committee.
There are no personnel, capital, business or other special relationships between her and the Company. The Company deemed that she is highly independent and designated her as an Independent Director of the Company because she has no conflict risk with the interests of the Company’s general shareholders in executing her duties as an External Director.

Masami Iijima	N/A
The Company appointed Mr. Masami Iijima as an External Director who is an Audit and Supervisory Committee Member in June 2021 based on its judgment that his strong leadership and extensive company management experience as top management of a global operating company would contribute to the sound business management and management governance towards sustainable development and increase the corporate value.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Michel Orsinger	N/A
The Company appointed Mr. Michel Orsinger as an External Director who is not an Audit and Supervisory Committee Member in June 2016 based on its judgment that his extensive experience and knowledge as top management of major western healthcare companies would contribute to the Company’s fair and appropriate decisions and sound company management. Since then, he proactively expresses his opinions at the Board of Directors meetings with his above extensive experience and knowledge.
He attended eight of the eight meetings of the Board of Directors in the fiscal year 2020. As a member of the Nomination Committee, he has also contributed to maintain objectivity and transparency in the Director candidate selection process.
Furthermore, he has served as an External Director who is an Audit and Supervisory Committee Member since June 2019 and has contributed to realize the above mission of the Audit and Supervisory Committee.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Voluntary Establishment of Committee(s) Corresponding to the Nomination Committee or Remuneration Committee: Established

Committee’s Name, Composition, and Attributes of the Chairperson
Nomination Committee

Name	Nomination Committee
Number	5
Chairperson	External Director
Member	4 External Directors

Compensation Committee

Name	Compensation Committee
Number	4
Chairperson	External Director
Member	3 External Directors

Supplementary Explanation
The Nomination Committee and the Compensation Committee were established as advisory bodies to the Board of Directors. The committees serve to ensure transparency and objectivity in decision-making processes and results relating to personnel matters of the Directors (appropriateness of criteria and procedures for the appointment and reappointment, and succession planning and management), as well as results relating to the compensation system (appropriateness of the levels of compensation of the Directors, performance targets within the Director bonus system and bonuses based on business results). The company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to directly make decisions on Directors who are not Audit & Supervisory Committee Members (excluding External Directors) individual compensations in order to realize the transparency in the process.
The majority of the committee members must be External Members (External Directors or external experts). Furthermore, at least one Director who is an Audit and Supervisory Committee member must be assigned to each committee and each committee must be chaired by an External Director.
In the fiscal year 2020, the Compensation Committee and the Nomination Committee held eight meetings and three meetings, respectively. The attendance rates in both committees was 100%. The Compensation Committee reviewed and discussed the goals and results of performance-linked compensation, the alignment of the compensation policy to the achievement of the Company's medium- and long-term plans and to the business environment, the amount of compensation for directors, the appropriate Corporate KPIs for STI (Short Term Incentive) and Performance Share Units (PSUs) plans, the public disclosure of compensation, etc., and the committee further provided guidance to the Board of Directors. The Nomination Committee discussed director candidates and director succession plans, and the committee further provided guidance to the Board of Directors.
Each committee consists entirely of External Directors as follows (as of 29th June, 2021):
•Nomination Committee: Masahiro Sakane (Chairperson), Jean-Luc Butel, Steven Gillis, Toshiyuki Shiga, and Michel Orsinger (Christophe Weber attends as an observer.)
•Compensation Committee: Emiko Higashi (Chairperson), Olivier Bohuon, Ian Clark, and Yoshiaki Fujimori

[Audit and Supervisory Committee]
Committee's Composition and Attributes of the Chairperson

	All Committee Members	Full-time Members	Internal Directors	External Directors	Chairperson
Audit and Supervisory Committee	4	0	0	4	External Director

Appointment of Directors and/or Staff to Support the Audit and Supervisory Committee	Appointed

Matters Relating to the Independence of Such Directors and/or Staff from the Executive Directors
The Audit and Supervisory Committee has its own secretariat to support its operations and a sufficient number of staff devoted to the Audit and Supervisory Committee. The appointment and any personnel change in the members of the Audit and Supervisory Committee Office is handled with the agreement of the Audit and Supervisory Committee.

Cooperation among the Audit and Supervisory Committee, Accounting Auditors and Internal Audit Departments
(Cooperation between the Audit and Supervisory Committee and Accounting Auditors)
The Audit and Supervisory Committee receives reports on audit plans, the audit structure/system and audit results for each business year from the Accounting Auditors directly. In addition, the Audit and Supervisory Committee and Accounting Auditors closely cooperate with each other by exchanging information and opinions, as necessary.

(Cooperation between the Audit and Supervisory Committee and Internal Audit Division)
Based on the status of the development and operation of the internal control system, the Audit and Supervisory Committee works in close cooperation with the Internal Audit Division to which the Audit and Supervisory Committee has the authority to give instructions to, and conducts a systematic audit utilizing the information derived therefrom.

(Relationship between the Audit and Supervisory Committee and Internal Control Promoting Department)
The Audit and Supervisory Committee closely cooperates with the divisions responsible for the internal control function, such as the Global Ethics and Compliance, Global Finance, etc. and utilizes the information received from these divisions to enable the Audit and Supervisory Committee to conduct effective audit and supervision.

[Independent Directors]

Number of Independent Directors	12 persons
Independent Directors
The Company has set the "Internal Criteria for Independence of External Directors" as follows, and elected all External Directors who meet these criteria as Independent Directors:

<Internal Criteria for Independence of External Directors of the Company>
The Company will judge whether an External Director has sufficient independence against the Company with the emphasis on his/her meeting the following quality requirements, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges.
The Company believes that such persons will truly meet the shareholders' expectations as the External Directors of the Company, i.e., the persons who can exert strong presence among the diversified members of the Directors and of the Company by proactively continuing to inquire the nature of, to encourage improvement in and to make suggestions regarding the important matters of the Company doing pharmaceutical business globally, for the purpose of facilitating impartial and fair judgment on the Company's business and securing sound management of the Company. The Company requires such persons to meet two or more of the following four quality requirements to be an External Director:
(1)He/She has advanced insights based on the experience of corporate management;
(2)He/She has a high level of knowledge in the area requiring high expertise such as accounting and law;
(3)He/She is well versed in the pharmaceutical and/or global business; and
(4)He/She has advanced linguistic skill and/or broad experience which enable him/her to understand diverse values and to actively participate in discussion with others.

[Incentives]

Incentive Policies for Directors	Adoption of a performance-based remuneration system
The Company introduced a short-term incentive (bonus) linked to consolidated company performance of each fiscal year and a long-term incentive plan (stock compensation) linked to three-year consolidated company performance and share price as performance-based compensation for Directors who are not Audit& Supervisory Committee Members (excluding External Directors).
Please refer to "Directors' Compensation Policy" attached at the end of this report.

[Director Remuneration]

Disclosure of Individual Directors’ Remuneration	All disclosed individually
Means of Disclosure: Annual Securities Report of the 144th fiscal year
As for the total amount of Directors’ remuneration, the total amount of remuneration by type (cost postings relating to base salary, performance-based compensation (bonus and performance shares), and non-monetary remuneration (restricted stock)), and the amount of remuneration for each Director for the fiscal year 2020, please refer to the following report:
–The Annual Securities Report for the 144th fiscal year (page 103 to 109)
https://www.takeda.com/49ea20/siteassets/system/investors/report/consolidated-financial-statements/asr_2021.pdf

Policies determining the amount of remuneration or the method for calculating the remuneration	Existing
Details of policies disclosed determining the amount of remuneration or the method for calculating remuneration
The Company established the "Directors’ Compensation Policy (attached at the end of the report)", which sets forth the following policies and the decision-making process and Directors' compensation level and mix are determined based on this policy.
–Policies regarding calculation formula and determination of individual remuneration for Directors
–Policies regarding Key Performance Indicators (KPI) for performance-based compensation (bonus and performance shares) and the determination of the calculation formula for such remuneration
–Policies regarding the calculation formula and the determination of non-monetary remuneration (restricted stock)
–Policies regarding the determination of remuneration mix for individual Directors
–Policies regarding the determination of conditions for payment of remuneration
–Means of the determination regarding individual remuneration for Directors
Please refer to the relevant page of the Annual Securities Report for the 144th fiscal year for more details.
The Company has also implemented an executive compensation recoupment policy (“clawback policy”). Please refer to the "Directors' Compensation Policy" to confirm the contents thereof.

[Supporting System for External Directors]
The Company provides, in a timely manner, relevant information about important management-related matters to External Directors to help them make informed decisions. Explanations of the summary of topics to be discussed at board meetings are also provided in advance. The CEO Office is responsible for the coordination with External Directors who are not Audit and Supervisory Committee Members. Information needed for activities, such as auditing in the Audit and Supervisory Committee, are shared with External Directors who are Audit and Supervisory Committee Members. To support the operation and serve as secretariat for the Audit and Supervisory Committee, the Audit and Supervisory Committee Office with dedicated staff was established.

[Status of persons who have retired from positions, such as Representative Director and President]
Name and details of Corporate Counselors, Advisors, etc., who formerly served in posts such as Representative Director and President, etc. of the Company

Name	Title/ Position	Duties	Work Form/ Conditions (Full-time/ Part-time, Remunerated or not etc.)	Date of retirement as President, etc.	Term
-	-	-	-	-	-

Total Number of Corporate Counselors, Advisors, etc., who formerly served in posts such as Representative Director and President, etc. of the Company	0 persons

Other Matters
•The Company abolished the advisor system in July 2017 and corporate counselor system in March 2021, respectively.

2. Matters on Functions of Business Execution, Auditing, Oversight, Nomination and Remuneration Decisions (Overview of Current Corporate Governance System) Update

At the Company, the Board of Directors determines the fundamental policies for the group, and the TET executes the management and business operations in accordance with such decisions. The external director of the Board are all qualified individually and with a diverse and relevant experience as a group. The Audit and Supervisory Committee is an independent committee which mission to monitor and verify a performance of duties by directors, and contributes proper governance and decision-making of the Board. Moreover, in order to respond to management tasks that continue to diversify, the Company has established the TET, and has also established the Business Review Committee (which is responsible for corporate and business development matters), the Portfolio Review Committee (which is responsible for R&D and products related matters), and the Risk, Ethics & Compliance Committee (which is responsible for risk management, business ethics and compliance matters), which review important matters to ensure the agility and flexibility of business execution and deeper cooperation among the various functions. Matters not requiring the approval of the aforementioned committees are delegated to the TET based on the Takeda Group’s Management Policy (T-MAP). The Company aims for agile and efficient decision-making across the group.
Board of Directors
The Company has given its Board of Directors the primary functions of observing and overseeing business execution as well as decision-making for strategic or particularly important matters regarding company management. The Board of Directors consists of 16 Directors (including one female), including 12 External Directors, eight Japanese and eight non-Japanese, and meets in principle eight times per year to make resolutions and receive reports on important matters regarding management. Eight Board of Directors meetings were held in fiscal year 2020 and all Internal Directors who took office at the end of fiscal year 2020 attended all meetings. (please refer to the Table “External Directors’ Relationship with the Company (2)” in [Directors], Part II, section 1 of this report about the attendance of External Directors.) The Board of Directors is chaired by an Independent External Director to increase the independence of the Board of Directors. To ensure the validity and transparency of the decision-making process for the election of Director candidates and compensation of Directors, the Company established a Nomination Committee and a Compensation Committee, all the members of which are External Directors and both of which are chaired by External Directors, as advisory committees to the Board of Directors.

Audit by the Audit and Supervisory Committee
The Audit and Supervisory Committee ensures its independence and effectiveness in line with the “Audit and Supervisory Committee Charter” and Internal Guidelines on Audit and Supervision of Audit and Supervisory Committee. The Committee conducts audits of the Directors’ performance of duties and performs any other duties stipulated under laws and regulations and the Articles of Incorporation.
From June 2021, the Audit and Supervisory Committee has consisted only of External Directors to further enhance the independence of the Committee.
The Company has disclosed Audit and Supervisory Committee Charter on the company website ‘Corporate governance’
Corporate Governance: https://www.takeda.com/who-we-are/corporate-governance/

Internal Audit
The Group Internal Audit department, comprising 55 members, the Corporate Environment, Health and Safety (EHS) department in the Global Manufacturing & Supply division, and Global Quality conduct regular internal audits of their areas of focus for the Company’s organization using their respective guiding documents, the “Group Internal Audit Charter”, the "Global EHS Policy." and the "Global Quality Policy."

Takeda Executive Team (TET)
The TET consists of the President & CEO and function heads of the Takeda Group who report directly to the President & CEO. Please refer to the Corporate website’s Executive Leadership page.
Takeda Executive Team:
https://www.takeda.com/who-we-are/company-information/executive-leadership/

Business Review Committee
The Business Review Committee consists of TET members. In principle, it holds a meeting twice a month to discuss and make decisions on important execution matters relating to corporate and business development.

Portfolio Review Committee
The Portfolio Review Committee consists of TET members and the heads of the R&D core functions. In principle, it holds a meeting two to three times a month. The Portfolio Review Committee is responsible for ensuring that the Company’s portfolio is optimized to achieve the organization’s strategic objectives, and determines the composition of the portfolio by reviewing and approving R&D investments in portfolio assets. In addition to determining which assets and projects will be funded, the Portfolio Review Committee defines how investments will be resourced.

Risk, Ethics & Compliance Committee
The Risk, Ethics & Compliance Committee consists of TET members. In principle, it holds a meeting once every quarter to discuss and make decisions on important matters concerning risk management, business ethics and compliance matters, and the risk mitigation measures.

Accounting Audit
KPMG AZSA LLC was appointed as the Accounting Auditor of the Company at the Company’s general shareholders meeting, consecutive auditing period of 14 years. The Company’s accounting was audited by the following three certified public accountants from KPMG AZSA LLC: Mr. Masahiro Mekada (consecutive auditing period: two years), Mr. Kotetsu Nonaka (consecutive auditing period: three years) and Mr. Hiroaki Namba (consecutive auditing period: one year). These three certified public accountants were supported by 28 other certified public accountants and 70 other individuals.
The Audit and Supervisory Committee makes the decision on the reappointment or non-reappointment of the Accounting Auditor after assessing the audit quality, quality control and independence of the Accounting Auditor.

Liability Limitation Agreement
The Company has executed agreements with Non-Executive Directors stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law.

3. Reasons for the Adoption of the Current Corporate Governance System
The Company became a Company with Audit and Supervisory Committee based on the resolution at the Ordinary General Meeting of Shareholders held on June 29, 2016. We are aiming for the increased transparency and independence of the Board of Directors, and further enhancement of the corporate governance, by establishing systems of audit and supervision conducted by the Audit and Supervisory Committee and increasing the proportion of the number of External Directors and the diversity of the Board of Directors. The governance structure also enables us to enhance the separation of business execution and supervision by delegating decision-making authority to the Directors, which allows further agility in decision-making and helps the Board of Directors focus more on discussions of business strategies and, particularly, important business matters.

III.Implementation of Measures for Shareholders and Other Stakeholders
1.Measures to Vitalize the General Shareholders Meetings and Ensure the Smooth Exercise of Voting Rights Update

Early Notification of General Shareholders Meeting	The notice is dispatched 3 weeks prior to the day of the meeting, in principle. In addition, the Company strives to release the notice earlier than the dispatch on the Company website and other websites, including in the website of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.
Scheduling Annual General Shareholders Meetings and Avoiding Peak Days	The Company tries to avoid holding its Ordinary General Meeting of Shareholders on a date that is chosen by many Japanese companies. Nevertheless, the meeting date is eventually decided based on the availability of the venue as well as the administrative schedule.
Allowing Electronic Exercise of Voting Rights	The Company’s shareholders have been able to exercise their voting rights by electronic means since the Ordinary General Meeting of Shareholders held in June 2007.
Participation in the Electronic Voting Platform	The Company has been utilizing the electronic voting platform operated by Investors Communications Japan, Inc. (ICJ) since the Ordinary General Meeting of Shareholders held in June 2007.

Providing Convocation Notice in English	To encourage shareholders to vote, the Company publishes the Japanese and English versions of the notice of convocation on its website and other websites, including in the website of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.
Other
The Company organizes the Ordinary General Meeting of Shareholders using presentation materials displayed in a format that is easy for shareholders to understand, including the use of slide and video presentations by the President & CEO to explain performance and business policies.
Also, the Company has held the hybrid participation-type virtual General Meeting of Shareholders since 2020. In addition. the Company has the provisions in the Articles of Incorporation that a General Meeting of Shareholders may be held without specifying a venue when the Board of Directors decides that, considering the interests of shareholders, it is not appropriate to hold the General Meeting of Shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster.
The Company has disclosed Article of Incorporation and Company Share Policy on the company website ‘Corporate governance’
Corporate Governance:
https://www.takeda.com/who-we-are/corporate-governance/

2.IR Activities

	Supplementary Explanation	Presentation made by senior management
Preparation and Publication of Disclosure Policy
The disclosure of year-end and quarterly financial results requires the approval of the Board of Directors, and the other disclosure materials require the approval of the Business Review Committee. The approval authority for certain disclosures is delegated by the Business Review Committee to the CFO and the Chief Global Corporate Affairs Officer (“CGCAO”). The Disclosure Committee comprehensively reviews the requirements for timely disclosures to the Tokyo Stock Exchange and SEC, and reports and proposes its conclusions to the CFO and the CGCAO. The “Standard Operating Procedure for Timely Disclosure and Disclosure Committee Review” was established as a rule for the Disclosure Committee. Furthermore, the Company established an “External Engagement Guideline” as a guideline for external engagement, and a "Global Press Release and Statement Standard Operating Procedure" that specifies the functions within the Company with responsibility for press releases and statement disclosures, and the relevant communication channels and procedures, respectively.

Regular Investor Briefings for Individual Investors
During fiscal year 2020, the Company department responsible for IR organized company presentations aimed at retail investors. Such presentation was held once in Japan with the support from securities companies and the securities exchange.
No
Regular Investor Briefings for Analysts and Institutional Investors
In principle, the Company holds earnings release conferences (conference calls and video meetings) on the same days as each quarterly results announcement. These events include financial results and Q&A session in which participants can address questions directly to senior management.
Additionally, the Company held IR events in June, September and December of 2020 and February, March, April, and June of 2021, which focused on explaining topics including the Company’s products, its pipeline, and its businesses in growth and emerging markets. Conference calls for earnings announcements and IR events are held in Japanese and English so that both Japan domestic and overseas investors are able to join. The Company posts on-demand webcasts to its website for those investors who are unable to join live and wish to learn the contents of the events.
Yes

Regular Investor Briefings for Overseas Investors	All earnings release conferences (conference calls and video meetings) and IR events are held in Japanese and English to provide information to both Japan domestic and overseas investors simultaneously. For overseas investors, the Company also holds additional conference calls in consideration of time zone differences.	Yes
Posting of IR Materials on the Website
URL：1TUhttps://www.takeda.com/1T
Materials available on the website: Quarterly financial statements, Databook, presentation materials used in earnings release conferences, sustainability reports, annual integrated reports, notices of convocation of Ordinary General Meetings of shareholders, IR conference materials, notices of resolutions, video messages from senior management, and others.

Establishment of Department and/or Manager in Charge of IR	Department responsible for IR: Global Finance, IR

3.Measures to Ensure Due Respect for Stakeholders

Supplemental Explanation
Stipulation of Internal Rules for Respecting the Position of Stakeholders
The Company’s purpose is to provide “Better Health for People, Brighter Future for the World.” This expresses the Company’s commitment to make a positive contribution to patients and healthcare professionals through our core business pharmaceuticals. Our Values, Takeda-ism, incorporates our Values of Integrity, Honesty, Fairness and Perseverance. The Company has established four priorities, ‘Patient (putting the patient first) -Trust (building trust with society) – Reputation (reinforcing our reputation) and Business (developing a sustainable business).’ as its action guideline, and implements its Values by following such action guidelines. Together, they represent who we are and how we act, helping us make decisions we can be proud of today, and in the future. They clearly indicate the Company’s emphasis on the importance of addressing the needs of a variety of its stakeholders, including patients. In addition, the Company implements measures to instill its Values internally, such as the “Value Ambassadors Program”, an initiative to encourage employees to instill and continuously practice the Values, and the “Global Induction Forum” (hosted by the President and CEO) aimed at cultivating the understanding of the Company including its Values and a sense of responsibility among senior leaders who have joined the Company from other companies. Moreover, the Takeda Global Code of Conduct provides ethical guidelines for employees to respect the perspectives of stakeholders.

Implementation of Environmental Activities, CSR Activities, etc.
[Sustainability]
At Takeda we define purpose-led sustainability as focusing our core assets and capabilities as a biopharmaceutical company to solve key societal challenges in a way that respects different stakeholders’ needs and expectations to ensure the long-term performance of the Company.
We conducted a comprehensive materiality assessment in FY2019 to better understand which non-financial issues are strategically important to Takeda and of most interest to our stakeholders. We embedded the results of the materiality assessment into our Corporate Philosophy imperatives, which guide us to our vision and help us live up to our purpose. The imperatives consist of our commitment to Patient, People and Planet, underpinned by Data and Digital.
The Company’s ongoing efforts to address environmental issues include long-term targets to reduce our climate change impacts, manage waste responsibly and enhance water stewardship as well as the programs to support achieving these targets. We engage in these activities from a medium and long-term perspective, based on the principles outlines in our Global EHS Policy. Beginning with FY2019 greenhouse gas (GHG) emissions, the company achieved carbon neutrality (emission from the company operation (Scopes 1 and 2) and emissions outside of our direct operational control (Scope 3)) by a continued focus on internal energy conservation measures, procurement of green energy, and investment in renewable energy certificates and high-quality, verified carbon offsets. By 2040, the company commits to being carbon zero without carbon offset in Scopes 1 and 2.
For more information please refer to the Environment section of the Corporate website.
https://www.takeda.com/corporate-responsibility/environment/

[CSR (Philanthropy) activities]
The Company’s Global CSR philanthropic activities prioritize tangible partnerships with nonprofits and international organizations and a long-term view toward progress, encouraging global health innovation beyond commercial products. We strive to help health systems in low- and middle-income countries overcome entrenched challenges while responding more effectively to emergency shocks—recognizing that lasting, truly sustainable impact takes time. Since 2016, our signature Global CSR Program, executed by employee vote, has served millions of families and their communities through 16 innovative partnerships explicitly addressing 23 Sustainable Development Goals (SDGs) Targets in more than 60 low- and middle-income countries. In 2020, we launched a digital CSR donation management system to streamline our funding application and progress reporting processes, formalized our Global CSR principles, and updated CSR policies and standard operating procedures to strengthen governance of global CSR and donation.
For more information, please visit the Global CSR Program section of the Corporate website.
https://www.takeda.com/corporate-responsibility/global-csr-program/

Development of Policies on Provision of Information to Stakeholders	The Company established an “External Engagement Guideline” as a guideline for external engagement, and a "Global Press Release and Statement Standard Operating Procedure" that specifies the functions within the Company with responsibility for press release disclosures, and the relevant communication channels and procedures. Also, the “Standard Operating Procedure for Timely Disclosure and Disclosure Committee Review” was established as a basic rule for the Disclosure Committee when deliberating the requirement for timely disclosure to securities exchanges, etc.
Other
The Company will continue to actively appoint diverse members, irrespective of nationality, gender, career or age, to the Company’s Board of Directors (15 males and one female), with the aim of reflecting viewpoints from multiple perspectives in management decisions.
Our management team, the TET, consists of 19 members with diverse backgrounds, including in expertise, nationality and gender (13 males and six females), and takes part in discussions and decision-making on management strategies and other important management and operational matters while respecting the perspectives of various stakeholders.
The Company has a deep commitment to DE&I (Diversity, Equity and Inclusion). For example, in order to drive DE&I forward in Japan, the TET has taken ownership and has focused on "employee diversity," "flexible career development and ownership" and "flexible work style," and made the following efforts:
The Company has held ‘DE&I Senior Leaders Meetings,’ attended by approximately 150 senior leaders in Japan, including the President & CEO, for five consecutive years, through which the Company intends to instill DE&I culture in management. The Company also supports employee initiated DE&I activities, which cover a wide range of topics, such as women’s careers, understanding different cultures and LGBTQ, and support for employees with cancer diseases.
With respect to career development, the Company has provided opportunities for employees to discuss their career aspirations with their managers via quality conversations throughout the year. Furthermore, the Company has established an internal job posting system and internal part-time work system, which allows employees to engage in different types of work for the employee’s career development.
For flexible work style, the Company has provided a ‘Flex-time system’ and ‘Telework system’ to allow employees to choose the working time and place according to their personal and work situations, making it possible to work in a safe and flexible manner even during the COVID-19 situation. The Company will continue to build hybrid working models that combine on-site and virtual work in order to resolve the issues that may be faced by employees in the post-COVID-19 situation.
Through these efforts, in Japan, the percentage of female managers increased from 10% (fiscal year 2018) to 16% (fiscal year 2020), and the percentage of employees who used flex-time and teleworking in workplaces offering flexible working hours was 92.3% and 75.3%, respectively (both in fiscal year 2020). The number of male employees taking paternity leave has remained high at 79.5% in fiscal year 2020.
The Company is also promoting the active employment of disabled persons, mainly in L.I. Takeda, Ltd., a special subsidiary company. The employment rate of disabled persons is 2.6% as of June 1, 2021.

IV.Matters Relating to the Internal Control System
Basic Views on the Internal Control System and the Progress of System Development Update
The Company refreshed its “Corporate Philosophy,” which comprises its “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives.” The Company communicates the Corporate Philosophy within the entire group and is making an effort to further promote the creation of a corporate culture based on the Corporate Philosophy.
Considering internal control as an important component of corporate governance that functions alongside risk management, the Company undertakes to develop its internal control system as described below.

(i)    Systems to ensure the appropriateness of operations in the Takeda Group (Systems to ensure the appropriateness of operations in the business group comprising the Company and the subsidiaries)
    -     Board of Directors, Audit and Supervisory Committee and other committees
    As a company with an Audit and Supervisory Committee, the Company has developed a system that enables the Audit and Supervisory Committee to effectively perform its duties relating to audit and supervision, and increased the composition ratio and diversity of External Directors in the Board of Directors. Under the appropriate audit and supervision realized through such measures, the Board of Directors makes highly transparent and objective decisions and, by its resolutions, delegates authority to Directors to expedite the management of business.
    The objectivity and fairness of the election of the Directors and the compensation paid to them are ensured by the voluntary establishment of the Nomination Committee and Compensation Committee, as advisory bodies to the Board of Directors, with each of them having an External Director as chairperson and with external committee members constituting the majority. In order to enhance the effectiveness of the Audit and Supervisory Committee’s function of supervising the election, etc. of Directors who are not Audit and Supervisory Committee Members and the compensation, etc. paid to them, at least one Director who is an Audit and Supervisory Committee Member is included as a member of such committees. By resolution of the Board of Directors, the authority to decide the amount of individual remuneration of the Internal Directors who are not Audit and Supervisory Committee Members was delegated to the Compensation Committee, through which the Company realized a more transparent process in determining individual remuneration.
    Under the system above, the Board of Directors (i) decides on the most important matters for the operation of the business of the Company Group, including matters relating to the Corporate Philosophy and matters relating to internal control, such as compliance, and risk management, (ii) discusses business strategy, and (iii) monitors and supervises the business execution.
-    The TET and committees
    To strengthen its global business management system, the Company established the TET, which consists of the President & CEO and the members who manage and supervise each function of the Company Group. The Company also established the Business Review Committee (which is responsible for corporate and business development matters), the Portfolio Review Committee (which is responsible for R&D and product related matters), and the Risk, Ethics & Compliance Committee (which is responsible for risk management, corporate ethics and compliance matters). These committees review important matters and thereby ensure systems which enable faster and more flexible business execution and closer collaboration among the various functions.
    By resolution of the Board of Directors, the decision-making authority on important matters of business execution was partially delegated to the Directors subject to the approval of the decision-making bodies such as the Business Review Committee, the Portfolio Review Committee, and the Risk, Ethics & Compliance Committee; thereby, the Company is able to conduct agile and efficient decision-making.
–Important management rules and policies
    The Company clarifies the roles and responsibilities of each function based on the “Takeda Group’s Management Policy (T-MAP),” which summarizes the business management systems, decision-making systems, operational rules of such systems and other important management rules of the Company Group. The Company obliges each function to submit proposals or reports to the decision-making bodies, including the Board of Directors, depending on the materiality of the submissions. Concurrently, the Company delegates a certain level of decision-making authority to the President & CEO or to other TET members, and such decision-making authority is exercised under proper governance. Each TET member has developed operating procedures and rules for delegating authority and established an adequate internal control structure in the divisions they oversee.
    In order to manage and supervise the entire Company Group in a cross-sectoral and unified manner, the Company has established the Global Policies for the respective responsibilities of the specialized functions (Global Policies refer to the rules that apply to employees of three or more TET organizations).
    With regard to risk management and the management of a crisis that may occur within the Company Group, the structure of the risk management system and the system to manage an existing crisis including BCPs (Business Continuity Plans) of the Company Group have been laid out under the “Global Risk Management Policy” and “Global Crisis Management Policy.”
–Systems of each division
    The Global Ethics & Compliance division is working on disseminating the “Takeda Global Code of Conduct” to all group companies, and developing for and disseminating ethics and compliance programs to all group companies. The Global Ethics & Compliance division has developed a monitoring mechanism to ensure that the Company Group's business activities related to interactions with healthcare professionals/healthcare entities, patients/patient organizations and government officials/government entities are in compliance with laws and regulations, internal policies and SOPs. In addition, the Global Ethics & Compliance division periodically reports to the Risk, Ethics & Compliance Committee and Audit and Supervisory Committee, and reports to the Board of Directors, as necessary, on ethics and compliance-related affairs of the Company Group, including issues reported through the internal reporting system for whistleblowers.
    The Group Internal Audit (GIA) division conducts a regular internal audit of each function of the Company and each group company based on the “Group Internal Audit Charter,” and reports the results thereof to the President & CEO, the Audit and Supervisory Committee, and the Board of Directors.
    The head of each division and each subsidiary of the Company have developed and are implementing an internal control system over financial reporting based on the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in order to comply with the Financial Instruments and Exchange Act, the Cabinet Office Order and the U.S. Sarbanes-Oxley Act. The Global Finance division promotes the development and implementation of the internal control system through the processes of (i) self-inspection based on questionnaires on internal control over the financial reporting completed by the head of each division and subsidiary, and (ii) implementation of the improvement plan in response to indications and/or recommendations. The GIA division assesses the effectiveness of the development and implementation of the internal control system over the financial reporting.
    The Global Quality division, which formulated the Global Quality Policy, etc., relating to research, development, manufacturing, and post-marketing safety measures, conducts audits and monitors and supervises compliance therewith regularly or as necessary.
    The Corporate EHS (environment, health and safety) department in the Global Manufacturing & Supply division, which established the "Global Environment, Health and Safety Policy and Position," etc., conducts audits regularly or as necessary. Also, it provides support and advice to reduce risks relating to the environment, occupational health and safety.

(ii)    System for retention and management of information relating to the execution of the duties of the Directors
    The minutes of the meetings of the Board of Directors, requests for and approvals of managerial decisions, and other information concerning the execution of the duties of the Directors are appropriately retained and managed in conformity with the predetermined term, method and place of retention designated for each category of information in accordance with the “Global Records and Information Management (RIM) Policy,” in either hard copy or electronic or magnetic record, and in a manner where they are available for inspection.

(iii)    Rules and other systems for managing risk of loss
    The Global Enterprise Risk Management (ERM) team (the “Global ERM team”), through the appointed Risk Coordinators, facilitates an annual Enterprise Risk Assessment (the “ERA”) process throughout the organization. The Risk Coordinators, together with the relevant Subject Matter Experts (SMEs), are responsible for proactively identifying, assessing, responding to, monitoring and reporting risks. Local results are discussed with and validated by the local Leadership Team or sub-RECC before submission to the Global ERM team.
・The Global ERM team reviews and consolidates the ERA results and reports the top risks to the Risk, Ethics and Compliance Committee (the “RECC”) and the Board of Directors every year. The RECC then provides validation of the reported top risks and the Board of Directors reviews risk mitigation plans and their effectiveness and provides a formal endorsement of these risks.
・In addition, where deemed necessary, Business Continuity Plans have been developed for key risks concerning, for example, manufacturing sites and IT cybersecurity
・For crisis management, the Company has developed a crisis management system structured around the Crisis Management Committee in accordance with the “Global Crisis Management Policy.”

(iv)    System to ensure that the duties of the Directors are executed efficiently
    A system under which the duties of the Directors are executed appropriately and efficiently is ensured by the Board of Directors Charter and other internal company regulations relating to authorities and rules for decision-making.

(v)    Systems to ensure that the Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties
    The Company has established the Chief Ethics & Compliance Officer and the Global Ethics & Compliance division to support each division. The Company has also implemented ethics and compliance programs across the organization.
    The Company has established procedures for the receipt, retention, investigation and handling of reports by whistleblowers related to any violations of laws and regulations, the Company’s Global Code of Conductor internal policies or SOPs, including those related to the Company’s accounting, internal accounting controls, or accounting audits. The Company has also established procedures for confidential and anonymous whistleblowing by Company employees through the Company Ethics Line.

(vi)     System to ensure that the audits by the Audit and Supervisory Committee (the “ASC”) are conducted effectively
•A system under which the roles and duties of the ASC are executed appropriately is ensured by the “Audit and Supervisory Committee Charter” and Internal Guidelines on Audit and Supervision of the ASC.
    The ASC Office, which is a clerical section dedicated to the ASC, was established to assist the operations of the ASC and serve as its secretariat. The appointment and any personnel change in the members of the ASC Office require the consent of the ASC in order to secure the independence of the ASC Office from persons executing the business, as well as the effectiveness of the instructions from the ASC.
    Directors inform the ASC promptly of matters concerning the Company’s basic management policy and plans, and material matters including those involving subsidiaries and affiliates (provided, however, that this does not apply if the ASC Members attend the meeting of the Board of Directors or any other meeting at which such matter is deliberated or reported).
    If a Director becomes aware of any fact that might cause material damage to the Takeda Group, such Director immediately reports such fact to the ASC.
    The ASC has appointed the “Appointed ASC Members” who have the authority to request the Directors and employees to report on matters relating to the performance of their duties, investigate the status of the operations and properties of the Company, and perform part of the other duties of the ASC.
    Based on the status of the development and implementation of the internal control system and other relevant circumstances, the ASC closely communicates with the internal audit division, the internal control promotion division and the Accounting Auditor, to which the ASC is authorized to give instructions. This communication enhances the effectiveness and efficiency of the audit by allowing a systematic audit utilizing the information received from them.
    Expenses necessary for the execution of duties by the ASC and the ASC Members are reimbursed by the Company.
    The ASC makes proposals or conveys its opinions to the Board of Directors, as necessary, with respect to systems that ensure that any person who makes a report to the ASC and the internal audit division, etc., including a report made through the internal reporting system for whistleblowers, would not be subject to any unfavorable treatment on account of such reporting.

Basic Views on Eliminating Anti-Social Forces
The Company’s basic policy is to eliminate any relationship, including normal transactions, with antisocial forces that pose a threat to the order or safety of civil society. The Company takes the following actions:
•The Company has built and maintains close cooperative relationships with the supervising police station and external specialist bodies, to proactively collect information on antisocial forces.
•The Company disseminates information on antisocial forces to relevant divisions in the Company and also to employees, as necessary, during internal training, etc., in order to implement activities that avert any damage from antisocial forces.

V.Other
1. Adoption of Anti-Takeover Measures

Adoption of Anti-Takeover Measures	Not Adopted
Supplementary Explanation
The Company has not adopted any defense measures against hostile takeovers.

2. Other Matters Relating to the Corporate Governance System

Overview of the timely disclosure system
Regarding information disclosure, the Disclosure Committee evaluates the necessity of the submissions of the disclosure materials to the Tokyo Stock Exchange, the New York Stock Exchange and the SEC. The disclosure of final accounts and quarterly accounts require an approval from the Board of Directors, and the disclosure of other disclosure materials require an approval from the Business Review Committee. The approval authority with respect to certain disclosures is delegated by the Business Review Committee to the CFO and the CGCAO. The Disclosure Committee comprehensively reviews the requirements for timely disclosures to the Tokyo Stock Exchange and the SEC, and reports and proposes its conclusions to the CFO and the CGCAO. The Disclosure Committee consists of members such as those from Business Unit Finance, Media Relations, Investor Relations, and Legal.
The “Standard Operating Procedure for Timely Disclosure and Disclosure Committee Review” was established as a rule for the Disclosure Committee, and the Company strives to disclose information in a timely and appropriate manner. Furthermore, the Company established an “External Engagement Guideline” as a guideline for external engagement, and a "Global Press Release and Statement Standard Operating Procedure" that specifies the functions within the Company with responsibility for press releases and statement disclosures, and the relevant communication channels and procedures.

Directors' Compensation Policy
1.Guiding Principles
The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives:

•To attract, retain and motivate managerial talent to realize our Vision
•To increase corporate value through optimizing the Company’s mid- and long-term performance, while reinforcing our patient first values
•To be closely linked with company performance, highly transparent and objective
•To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders
•To encourage Directors to challenge and persevere, and to be aligned with the values of Takeda-ism
•To establish transparent and appropriate governance of directors' compensation to establish the credibility and support of our stakeholders

2.Level of Compensation

We aim to be competitive in the global marketplace to attract and retain talent who will continue to transform Takeda into a Global, Values-based, R&D-driven Biopharmaceutical Leader.
Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to a "global executive compensation database" developed on the basis of professional survey data with the addition of data on compensation levels at other major global pharmaceutical companies with which we need to be competitive, and data on compensation levels at major companies in the U.S., U.K., and Switzerland.

3.Compensation Mix

3-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors)
The compensation of Directors who are not Audit & Supervisory Committee Members (excluding External Directors) consists of "Basic Compensation", which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc.
"Performance-based Compensation" further consists of a "Bonus (short-term incentive compensation) " to be paid based on the consolidated financial results, etc. for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term financial results over a 3-year period and with Takeda's share price.
The ratio of Long-term Incentives in FY2019 and going forward increased from prior years (as of fiscal 2018) to better align with the incentives of Takeda’s Directors with Takeda’s shareholders. Moreover, it matches with the peer group and primary industry level. Both Bonus and Long-term incentives as a ratio of Total Direct Compensation is higher putting the directors pay at risk in alignment with the company’s performance. The targets range from 100%-250% of Basic Compensation for "Bonus" and range from 200% to 600% of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies.

■Standard Directors who are not Audit & Supervisory Committee Members (excluding External Directors)Compensation Mix Model
*Ratio of Bonus and Long-term Incentives to Basic Compensation is determined according to Director’s role.

3-2. External Directors who are not Audit & Supervisory Committee Members
The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to financial performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company).
Bonus is not available for this category of Director. Committee retainers are paid with Basic Compensation for the chair of board meeting, chair of the compensation committee, and chair of Nomination Committee.
The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation.

■Standard External Directors who are not Audit & Supervisory Committee Members Compensation Mix Model

3-3. Directors who are Audit & Supervisory Committee Members
The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to financial performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company).
Bonus is not available for this category of Director. Committee retainer is paid with Basic Compensation for External directors who are Audit & Supervisory Committee Members.
The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation.

■Standard Directors who are Audit & Supervisory Committee Members Compensation Mix Model

4.Performance-based Compensation

4-1. Directors who are not Audit & Supervisory Committee Members(excluding External Directors)
For Directors who are not Audit & Supervisory Committee Members (excluding External Directors) a Long-term Incentive Plan that is allocated as 60% Performance Shares and 40% Restricted Stock is in place to strengthen the link between compensation and company performance and share price, and to reinforce the commitment to increasing corporate value in the mid and long term.
Key Performance Indicators (KPI) used for the Long-term Incentive will be linked with the latest mid- to long-term performance objectives over a three-year period such as but not limited to consolidated revenue, operating free cash flow, indicators on earnings, R&D targets and integration success factors, etc., as transparent and objective indicators. The variable range is from 0% to 200% (100% at target), based on performance achievement. For newly awarded Long-term Incentive awards in 2019 and going forward, a two year holding period will be mandated, this includes Performance Share if and when shares become vested.

■Annual Performance-based Long-term Incentive Plan (stock compensation) Image

The company may, from time to time, award special Performance Share awards to Directors who are not Audit & Supervisory Committee Members (excluding External Directors) which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for special Performance Share awards are determined independently each year over a three-year period, with shares becoming vested after performance has been determined for the applicable period. There is no post-vesting holding period established for special Performance Share awards.

■Special Performance-based Share Awards (stock compensation) Image

■Annual Bonus
Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of performance indicators such as consolidated revenue, core earnings and core EPS, etc., established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the Corporate KPI.
For other Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the Corporate KPI to drive their commitment to group-wide goals.

4-2. Directorswho are Audit & Supervisory Committee Membersand ExternalDirectors
The Long-term Incentive (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is linked only to share price and not linked to financial performance results. Newly awarded stock compensation in 2019 and going forward will vest three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company).
Bonuses are not available for these categories of Director.

■Whole Picture of Directors' Compensation

1 Includes Special Performance-based Share Awards
2 Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as consolidated revenue, core earnings, core EPS, etc., established for a single fiscal year
3 Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on earnings, R&D targets, integration success factors, etc. over 3 years
4 During term of office
5 Vest and paid three years after the base points used for the calculation are granted

5.Governance

5-1. Compensation Committee
The Compensation Committee has been established with an External Director as its Chairperson and with all the members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation, etc. and the transparency in its decision-making process.
The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to directly make decisions on Directors who are not Audit & Supervisory Committee Members (excluding External Directors) individual compensations in order to realize the transparency in the process.
The guiding principles for Director Compensation will be revised to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism.

5-2. Recoupment Policy
The Committee and Board adopted a clawback policy in 2020 which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external members of Takeda’s Board of Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any Internal Director on Takeda’s Board of Directors, and any other individual designated by the independent external members of Takeda’s Board of Directors within the fiscal year, and the three (3) prior fiscal years, where the need for a significant restatement of financial results or significant misconduct was discovered. The policy came into effect on April 1, 2020 and applies to Bonuses (short-term incentive compensation) beginning in the Fiscal Year 2020 performance year and long-term incentives granted in Fiscal Year 2020, and continues to apply for all subsequent periods.